Exhibit 21.1

UNIVAR INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Entity Name	State or Other Jurisdiction of Incorporation
Univar Canada Ltd.	Canada
Univar Holdco III LLC	Delaware
Univar Holdco LLC	Delaware
Univar Egypt LLC	Egypt
Univar SAS	France
Univar BV	Netherlands
Ulixes Limited	United Kingdom
Univar Limited	United Kingdom
ChemPoint.com Inc.	Nevada
Univar USA Inc.	Washington